                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)*



                           COMSTOCK RESOURCES, INC.
               -----------------------------------------------
                               (Name of Issuer)




                                 COMMON STOCK
               -----------------------------------------------
                        (Title of Class of Securities)




                                 205768 20 3
               -----------------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 8 pages
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CUSIP No. 205768 20 3              SCHEDULE 13G      Page  2     of   4    Pages
         ---------------------                           --------  --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Liberty Life Insurance Company
          Tax ID #57-0249218
          ----------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
          N/A                                                       (b)   [   ]
          ----------------------------------------------------------------------

  (3)     SEC Use Only

          ----------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          State of South Carolina Corporation
          ----------------------------------------------------------------------

                       (5)     Sole Voting Power


  Number of            1,154,143 shares (1)
   Shares              ---------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by
    Each               -0-
  Reporting            ---------------------------------------------------------
 Person With           (7)     Sole Dispositive Power



                       1,154,143 shares (1)
                       ---------------------------------------------------------
                       (8)     Shared Dispositive Power

                       -0-
                       ---------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person


          1,154,143 shares (1)
          ----------------------------------------------------------------------

 (10)     Check Box if Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]
          ----------------------------------------------------------------------
 (11)     Percent of Class Represented by Amount in Row 9

          9.0%
          ----------------------------------------------------------------------

 (12)     Type of Reporting Person*

          IC
          ----------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Beneficial ownership based on ownership of 654,143 shares of Common Stock and derivative securities - Common Stock Purchase Page 2 of 8 pages Warrants (500,000 shares).




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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                SCHEDULE 13G
                  Under The Securities Exchange Act of 1934


Item 1(a).      Name of Issuer:

                       Comstock Resources, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                       5005 LBJ Freeway, Suite 1000
                       Dallas,  TX   75244

Item 2(a).      Name of Person Filing:

                       Liberty Life Insurance Company

Item 2(b).      Address of Principal Business Office or, If None,
                Residence:

                       P. O. Box 789
                       Greenville, South Carolina  29602

Item 2(c).      Citizenship:

                       State of South Carolina

Item 2(d).      Title of class of securities:

                       See Item 5 of Cover Page

Item 2(e).      CUSIP Number:

                       205768 20 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), identify type of reporting person:

                Insurance Company as defined in Section 3(a)(19) of the Act

Item 4.         Ownership:

                (a)  Amount Beneficially Owned:                1,154,143 shares*

                       * 654,143 shs. of Common Stock (5.1%)
                       500,000 Common Stock Purchase Warrants (3.9%)

                (b)  Percent of Class:                             9.0%

                (c)  Number of shares as to which
                     such person has:

                  (i)  Sole Power to vote or direct the vote   1,154,143 shares

                 (ii)  Shared power to vote or direct the vote     -0-

                (iii)  Sole power to dispose or direct the
                              disposition of                   1,154,143 shares

                 (iv)  Shared power to dispose or direct
                            the disposition of                     -0-




                                                             Page 3 of 4 Pages.
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Item 5.         Ownership of Five Percent or Less of a Class:

                       Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                The power to vote or to direct the vote and the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such securities resides solely with Liberty Life Insurance Company, which has delegated these powers to its investment advisor, Liberty Capital Advisors, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not applicable.

Item 8.         Identification and Classification of Members of the Group:

                Not applicable.

Item 9.         Notice of Dissolution of the Group:

                Not applicable.

Item 10.        Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                  SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 9, 1996                 /s/ Martha G. Williams
                                 -------------------------------------
                                 Martha G. Williams, Vice President



                                                              Page 4 of 4 Pages.